

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

<u>Via E-mail</u>
Glade M. Knight
Chairman and Chief Executive Officer
Apple REIT Nine, Inc.
814 East Main Street
Richmond, Virginia 23219

      Re: **Apple REIT Nine, Inc.**
                Amendment No. 1 to Registration Statement on Form S-4
                Filed October 23, 2013
                File No. 333-191084

Dear Mr. Knight:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About the Special meetings and the Mergers, page 1

Why are the mergers being proposed, page 2

1.   We note your response to comment 2 of our letter dated October 10, 2013. Please revise the answer here to note, if true, that the redemption programs were suspended.

Q. How was the merger consideration determined?, page 2

2.   We have considered your responses to comments 3 and 4. Please revise to briefly explain the undertaking to determine the consideration and describe the composition of the "Management" that made the initial consideration proposal.

Summary Term Sheet

Reasons for the Mergers, page 20

3.   We note your response to comment 10 and your reference to state law. It appears from your response that you are required to either provide a recommendation or explain why there is no recommendation. Please tell us if you are required to disclose that the proposals are "advisable and in the best interest of shareholders" and explain to us the distinction between such disclosure and the fact that there is no recommendation by the board.

Interests of Apple REIT Directors and Executive Officers in the Mergers, page 21

4.   We note your response to comment 11. Please revise to provide the dollar value for the interests involved.

Description of Apple Nine Common Shares, page 27

5.   We note your response to comment 13 and the added table. The table should show how operating cash flow was able to, if at all, cover your total distributions. As such, please remove the rows for investing and financing activities.

Risk Factors

Some of the directors and executive officers…., page 36

6.   We note the revised disclosure. Please revise to disclose the purchase price, based on the price of the Series B preferred shares, for the 20,847,198 shares that will be issued.

Apple Nine will not attempt to estimate the fair market value..., page 43

7.   Please revise both the subcaption and your disclosure hereunder to clarify that you have never calculated net asset value nor engaged a third party for such purpose, consistent with your response to comment 18.

Securities-class action lawsuits and governmental regulatory oversight…, page 39

8.   Please supplement this risk factor subcaption and narrative to reflect current ongoing litigation/governmental investigations.

The Mergers

Background of the Mergers, page 62

9.   We note your response to comment 20. In light of your disclosure that the members of the special committees serve on the other Apple REIT boards, please explain how you determined that such members were independent in the context of this transaction.

10.   Please supplement your disclosure in the penultimate paragraph on page 62 to update the unsatisfied redemption requests as of the most recent fiscal period ended.

11.   Please note that we are continuing to review the supplemental materials provided.

12.   We note the revised disclosure that each Apple REIT determined that it was not necessary to obtain third party appraisals for the properties. Please revise to explain the considerations that lead to the noted conclusions.

Apple Seven, Eight, and Nine Financial Analyses, pages 82-98

13.   We note your responses to comments 32-34. Please clarify if any adjustments were made to the range based on the selected companies. If no adjustments were made before applying the range to the Apple REITs' EBITDA multiples, please tell us how your revenues and net income are comparable to the selected companies.

Projected Financial Information of Apple Seven, Apple Eight, and Apple Nine and the Combined Company, page 99

14.   Please revise to provide a reconciliation of the differences between the historical non-GAAP financial measures and net income, calculated and presented in accordance with GAAP. Also, provide a similar reconciliation for the forecasted/projected numbers or explain why you are unable to provide such information.

REIT Qualification of Apple Seven, Apple Eight, and Apple Nine, page 149

Taxation of REITs in General, page 150

15.   Please revise the legal conclusions regarding REIT status so that it is consistent with counsel's statement on page 3 of the tax opinion that such conclusions are the opinion of counsel.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page N-1

16.   We have reviewed your revised disclosure on pages N-5 and N-6 in response to comment 41. Please provide us with a detailed analysis of your calculations of the fair value of the Apple REIT Nine shares, in accordance with ASC 820. Please tell us specifically what

role the third party valuation firm is performing in determining the fair value of these shares, and if the third party has performed a valuation of the shares, tell us what they determined to be the fair value of the shares. Additionally, please tell us how you determined that an annual NOI growth rate of 6% for each of the next 5 years was a reasonable assumption.

17.   We note your response to comment 42 in our letter dated October 10, 2013, and your revised disclosure on page N-7 and N-8 of the preliminary analysis of the fair value of the assets and liabilities. Please revise to describe how the fair value of the assets was estimated, including a description of significant inputs and assumptions.

18.   Tell us how you considered presenting a sensitivity analysis for a change in inputs and assumptions which may produce different fair value of assets and liabilities and share price of Apple Nine.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: David W. Robertson
          James M. Anderson III
          McGuireWoods LLP